ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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October 30, 2024

Jenny O'Shanick

United States Securities & Exchange Commission

Division of Corporation Finance Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed August 26, 2024

File No. 024-12221

Dear Ms. O'Shanick:

Please accept this letter and filing of Form 1A-POS/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated September 20, 2024. My apologies for the delay in responding, but I was dealing with serious hurricane issues in Tampa, Florida where I live and work.

Post Qualification Amendment to Offering Statement on Form 1-A filed August 26, 2024 Cover Page

1.We note your disclosure that “[c]ontrol of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of Class A Common Stock.” Please revise the cover page and risk factors to identify the controlling stockholder(s) and such stockholders’ total voting power after the offering.

The requested revisions have been made in the areas requested in the latest filing of Form 1A-POS/A.

Risk Factors

Risks Relating to The Company

There Are Doubts About the Company's Ability to Continue as a Going Concern, page 31

2.We note your disclosure that the “Company’s independent auditors have raised doubts about the Company’s ability to continue as a going concern.” We note, however, the

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Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

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independent auditor’s report on page 109 does not include a going concern paragraph. Please advise or revise your offering statement as appropriate.

The requested revision has been made in the latest filing of Form 1A-POS/A.

Description of Business, page 69

3.Please ensure that the information you provide in this section is balanced. Revise to describe those distinctive or special characteristics of your operations or industry that are reasonably likely to have a material impact upon your future financial performance. In this regard, please revise to discuss your dependence on one or a few major customers, distributors, or suppliers (including suppliers of raw materials or financing), effect of existing or probable governmental regulation (including environmental regulation), material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply. Please file these exhibits, or tell us why you believe that such exhibits are not required. Refer to Item 7(a)(2) of Form 1-A (Part II) and Item 17.6 of Form 1-A (Part III). Finally, we note your disclosure on page 71 that your “goal is to be 70% veteran and veteran family employed.” Please revise to disclose the percentage of your current employees who are veteran and veteran family.

Additional text has been added to this section in an attempt to add additional balance and to address the Commission’s comment regarding special characteristics of the Company’s operations or industry that are reasonably likely to have a material impact upon future financial performance.

The disclosure relating to a percentage of employees that are veterans or veterans family members has been revised as requested, and now reads that 80% of the workforce at present are veterans or veterans family members.

Description of Property, page 71

4.We note your disclosures on pages 50 and 73 that “[a]t present, the Company contract brews all of its beer” and that you expect to use 40% of your Use of Proceeds for “taproom acquisition and development.” However, we note your other disclosures on pages 33, 71 and 76 that you manufacture your product at both your Norfolk facility and your contract brewing facilities. Please revise your filing to clearly disclose your current manufacturing facilities. Further, state in this section the location and general character of any principal plants or other material physical properties of the Company. Please revise to provide information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties and

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

facilities used in the Company’s business. Refer to Item 8(a) of Form 1-A (Part II). Further, please file your Norfolk lease agreement and your brewing agreement with Brew Hub, LLC, as disclosed on page FS-13. Refer to Item 17.6 of Form 1-A (Part III), or tell us why you believe that such exhibits are not required. Finally, we note your disclosure in Part I, Item 1 that your principal executive office is in Norfolk, Florida while your disclosures in Part II state that it is in Norfolk, Virginia. Please revise to resolve this inconsistency.

We have made revisions to update all of the sections mentioned in the Commission’s comment to provide the additional disclosures requested. We have also corrected the typographical error related to “Norfolk, Florida.”  In particular, we have added significantly to the section entitled now  Beer Production And Our Facilities to provide the disclosures requested and have attached additional material contracts.

5.We note your disclosure in this section that “[t]he Company itself does not directly own any real property,” but you lease your Norfolk property from Ironbound AFBC Properties, LLC. We note your other disclosures on pages 32 and 74 that you acquired the facility. Please revise your filing to clearly disclose whether you own or lease your Norfolk facility.

We have clarified all references to the Norfolk facility in the latest filing.

Litigation, page 71

6.We note your disclosure that you were “not involved in any litigation and was not aware of any pending or threatened legal actions as of December 31, 2023.” We also note your disclosures on pages 71 and 55 that “legal action and/or litigation may become necessary to protect the Company and its investment” against certain matters in Norfolk, Virginia and that “it is possible that those who make decisions on permits and other matters required to operate in Norfolk could be persuaded to delay, object to, or even prevent the Company from operating.” If material, please revise to provide the status of these matters as of the date of the offering statement. Finally, update any related risk factors characterized as potential if you have experienced these risks.

These requested disclosures have been updated in the latest filing. No risk factors required modification as a result of the additional disclosures.

7.Liquidity and Capital Resources, page 75

Please revise to disclose your material commitments for capital expenditures as of the end of December 31, 2023, including your lease commitments and loan commitments, and indicate the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Refer to Item 9(b)(2) of Form 1-A (Part II)

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

The Liquidity and Capital Resources section of the latest offering circular filing has been updated to address the issues raised in this comment.

8.We note your disclosure on page 59 that “[a]t present, the Company has not issued any convertible notes, but it is possible that such notes could be issued in the future.” However, we also note your disclosure on pages 87 and FS-14 that you issued a convertible note. Further, it appears from your disclosures on pages 21, 38 and 52 that you may have incurred other debt. Please revise the filing to resolve this discrepancy. Revise your MD&A to describe the material terms of this convertible note and any other material debt, including your obligations, restrictive covenants, and any required interest payments thereunder. Please file these exhibits. Refer to Item 17.6 of Form 1-A (Part III), or tell us why you believe that such exhibits are not required.

The language on page 59 has been amended to reflect the one convertible note that has been issued and a description of the note has been added to the MD&A, and the note has been filed as an material contract exhibit, with redactions to protect the privacy of the investor. There are no other debts from loans to disclose. The only additional “debt” of the company is from accounts receivable, which are not technically what is traditionally considered “debt” but which is disclosed in the financial statements.

Plan of Operations, page 75

9.We note that you discuss your plan of operations for fiscal year 2023. Please revise to discuss your plan of operations for the 12 months following the commencement of this post-qualification amendment. Further, please state whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations.

The latest filing of the Offering Circular reflects the changes requested in this comment.

Security Ownership of Management and Certain Securityholders, page 85

10.Please revise the introductory paragraph on page 85 and the table on page 86 to reflect information as of the most recent practicable date and state the date used. In addition, please make the following changes to the tables on pages 86 and 87:

•Please refile the tables in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

•The column entitled "Total Shares" should reflect the percentage of voting power held

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

by the securities. Since the Class C Common Shares do not have voting rights, they should be excluded from the percentages in this column. Refer to Item 12(a) of Form 1-A (Part II).

•Please revise the line items to reflect the voting securities beneficially owned by all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and individually naming any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. Refer to Item 12(a)(1) and (2) of Form 1-A (Part II).

•If any of the shareholders included in the rows of "Other Shareholders" is an executive officer, a director, or has ownership of more than 10% of any class of the Company’s voting securities, please revise consistent with the bullet above. If not, please advise.

•Include the address of each beneficial owner. Refer to Item 12(b)(1) of Form 1-A (Part II).

•Include footnotes clearly explaining what you are referring to in the rows for Reg A1 Shares and Reg A2 Shares.

The introductory paragraph and the table have been revised, as requested, to reflect information as of the most recent practicable date – October 29, 2024

The tables have been refiled in text-searchable format. The Company has also revised the language in the tables that referred to “Reg A” offerings to clarify.

The Company has added a separate table titled “Table Of Beneficial Ownership Of Officers, Directors And 10%+ Shareholders” which addresses the comments related to reflecting the voting securities beneficially owned by all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and individually naming any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities.

On the other two tables, the Company believes that the new table clarifies the ownership of officers, directors and 10%+ voting securities shareholders, but provides additional information on their holdings as well as other information the Company feels is appropriate to disclose. The Company believes providing additional footnotes to each column of the tables makes it easier to comprehend for investors, and also provides not only the required voting equity disclosures under the Regulation A rules, but also more information about the overall percentages of voting

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

and non-voting equity in the Company. The Company has placed explanatory footnotes in the relevant columns to make this clear to investors and to comply with disclosure requirements.

Interest of Management and Others in Certain Transactions, page 87

11.Please revise to describe your related party loans and related party lease, as disclosed on page FS-14. Refer to Item 13(a) of Form 1-A (Part II).

This section has been amended to discuss the related party lease. There are no related party loans.

Securities Being Offered, page 88

12.We note your disclosure on pages 88 and 89 that the “holders of Shares of Class C Common Stock have no voting rights, except where expressly required by Delaware law,” which include “conversions and transfers, domestications, or continuances of the Company and [certain] amendments to the certificate of incorporation.” Please revise to elaborate on the number of votes to which the holders of Class C Common Stock would be entitled, the number of votes required for approval of such matters, and whether each class of Common Stock would vote separately or together as a combined class.

This section has been amended to respond to this comment and to clarify how such voting would take place in the extremely rare instance where Delaware law requires a non-voting class to have voting rights.

13.We note your disclosure on page 94 that Colonial Stock Transfer Company will act as your transfer agent. However, we note your other disclosure on page 67 that Integral Transfer Agency USA Inc. will act as your transfer agent. Please revise to resolve this inconsistency.

The reference to Integral Transfer Agency USA Inc. has been changed to the correct transfer agent, Colonial Stock Transfer Company.

Independent Accountant's Auditor Report, page 109

14.In the opinion section, you refer to “the related statements of income, changes in stockholders’ equity, and cash flows for the year then ended” and “the results of its operations and its cash flows for the year then ended.” To the extent that the statements of income, stockholders’ equity, and cash flows were audited for the year ended December 31, 2022, please have your auditor revise their report accordingly to refer to the “years then ended.”

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

The auditor has made this correction in the updated financial statements filed with the latest version of the offering circular.

Income Statements, page 112

15.Please disclose earnings per share information, for each period presented, on the face of your consolidated income statement. Refer to ASC 260-10-45 and 260-10-50.

Earnings per share information, for each period presented, are present on the face of the consolidated income statement filed with the latest version of the offering circular.

Part III - Exhibits, page 123

16.Please revise your exhibit index as follows:

•Provide the consent of Kendall Almerico. Refer to Item 17.11 of Form 1-A (Part III).

•We note your disclosure on page 62 that you entered into an escrow agreement with North Capital Private Securities Corporation as escrow agent, and that the agreement is attached as Exhibit 1A-8. However, this exhibit does not appear. Please file this agreement.

•We note your disclosure on page FS-9 that you entered into an assignment agreement with Seawolf Brewery LLC related to, among others, trademarks and intellectual property. If material, please describe the material terms of this agreement in the filing and file it as a material contract, or tell us why you are not required to do so.

The requested revisions have all been made and the consent, escrow agreement and assignment agreement have all been filed with the latest version of the offering circular.

General

17.Please provide more details regarding the new Ironbound AFBC Properties, LLC, formed between your wholly owned subsidiary and Evan Almeida. For example, please disclose the voting and equity rights, board appointment rights, contribution obligations, profit or loss sharing arrangements and any other material rights of the members. Please also file the operating agreement for this entity.

Additional disclosures have been made in response to this comment, and the Ironbound AFBC Properties, LLC operating agreement has been filed as a material contract.

18.In Part I, Item 4, please update the portion of the aggregate offering price attributable to securities sold on the Company's qualified 1-A filing within the last 12 months.

This number has been amended in Part I Item 4 with the most recent filing.

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

19.Please refile your financial statements and Exhibit 1A-11 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

Both the financial statements and Exhibit 1A-11 have been refiled in text-searchable format.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com